EXHIBIT 10.4

CLECO CORPORATION
2010 LONG-TERM INCENTIVE COMPENSATION PLAN
Amendment
(Elimination of Business Transaction)

Whereas, Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana with its principal place of business in Pineville, Louisiana (the "Company"), sponsors and maintains the Cleco Corporation 2010 Long-Term Incentive Compensation Plan, which plan provides for the grant or award of incentives related to shares of the Company's common stock, $1.00 par value per share (the "Plan"); and

Whereas, the Board of Directors of the Company has determined that business transaction benefits provided thereunder are no longer necessary or appropriate on account of changes to the corporate structure of the Company and its affiliates, among other reasons; and

Whereas, pursuant to Section 12.1 of the Plan, the Board of Directors now possesses the authority to amend the Plan as contemplated herein, without further approval or consent;

Now, Therefore, effective with respect to the grant or award of incentives on or after October 28, 2011, the text of Sections 2.3 and 12.5 of the Plan shall be eliminated and such sections marked "Reserved."

This Amendment was approved by the Board of Directors of Cleco Corporation on October 28, 2011, to be effective as provided herein.

Cleco Corporation

By: /s/ Jeffrey W. Hall

Date: 10-28-11